# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: DIGITAL ALLY, INC., CIK 0001342958
CUSIP: 25382T309
Title of class of securities: Common Equity
Address of issuer's principal executive offices: 6366 College Blvd., Overland Park, Kansas (KS), 66211
Date of event which requires filing of this statement: 05/14/2025
Filed by CIK 0000800177
Persons authorized to receive notices and communications: UGNIUS SKADAUSKAS, Bernstorffsgade 40, -, Kobenhavn, Denmark (G7), 1577, 37061852784

## Reporting persons
- Danske Bank A/S (CIK 0000800177): type of reporting person: bank (BK); citizenship or place of organization: Denmark (G7); member of a group; source of funds: affiliate funds (AF); sole voting power 350,017; shared voting power 0; sole dispositive power 350,017; shared dispositive power 0; aggregate amount beneficially owned 350,017 (6.05% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Equity
Name of issuer: DIGITAL ALLY, INC.
Address of issuer's principal executive offices: 6366 College Blvd., Overland Park, Kansas (KS), 66211

## Item 2. Identity and Background
Name of person filing: Danske Bank A/S
Residence or business address: Bernstorffsgade 40, 1577 Kobenhavn V
Present principal occupation or employment: This Schedule 13D is being filed on behalf of Danke Bank A/S ("Danke Bank" or the "Reporting Person") is incorporated and legally domiciled in the Kingdom of Denmark and principally engaged in retail banking and the provision of financial and related services. Danke Bank is the largest banking institution in the Kingdom of Denmark. Danske Bank also provides asset management, investment, pension, mortgage finance, insurance, real estate agency and leasing services. Danske Bank Group hereby discloses total aggregated holdings of a group.
Criminal convictions in the last five years:
Owing to its business volume, Danske Bank Group is continually a party to various lawsuits and disputes, and has an ongoing dialogue with public authorities, such as the Danish FSA, that have resulted over time in Regulatory actions in the normal course of business. Regulatory findings by the DFSA and significant enforcement actions (where Danske Bank A/S has been preliminarily charged/charged) are disclosed on Danske Bank's website:

Investor Relations (danskebank.com)

Regulation (danskebank.com)

Estonia matter

In December 2022, Danske Bank entered into final coordinated resolutions with the US Department of Justice (DoJ), the US Securities and Exchange Commission (SEC) and the Danish Special Crime Unit (SCU) following the investigations into failings and misconduct related to the non-resident portfolio at Danske Bank's former Estonia branch. The aggregate amounts payable to the US and Danish authorities were paid in January 2023. The coordinated resolutions marked the end of the criminal and regulatory investigations into Danske Bank by the authorities in Denmark and the United States. As part of the Bank's agreement with DoJ, Danske Bank was placed on corporate probation for three years from 13 December 2022 until 13 December 2025 and Danske Bank committed to continue improving its compliance programs. Danske Bank has taken extensive remediation action to address those failings to prevent any similar occurrences, and the Bank remains in contact with DoJ as a matter of post-resolution obligations set forth in the agreement with DoJ.

The Bank has been subject to a criminal investigation by authorities in France. The Bank has cooperated with the French authorities and has reached a resolution with the French National Financial Prosecutor to settle this investigation by agreeing to pay EUR 6.33 million. As previously communicated, the coordinated resolutions reached with the US and Danish authorities in December 2022 did not include the French investigation. The resolution marks the end of the French investigation of Danske Bank. Danske Bank had posted bail in the amount of DKK 80 million in connection with the French investigation, and the financial impact of this resolution was previously provisioned for.

The Danish FSA has extended the appointment of the Independent Experts for a ninth period and has ordered Danske Bank to let one or more experts follow the Bank for the remaining term of the Bank's probation period as set out in the Plea Agreement entered into by the Bank in December 2022 with the US Department of Justice (the DoJ) for the purpose of following whether the Bank has processes and organisation in place to enable the Bank to comply with the Plea Agreement.

The civil claims filed against Danske Bank by institutional investors can be summarised to six case complexes with a current total claim amount of approximately DKK 12.8 billion. One of the case complexes has partly been referred to the Eastern High Court, while the remaining case complexes are stayed or pending before the Copenhagen City Court. The civil claims were not included in the coordinated resolutions with DoJ, SEC, and SCU. Danske Bank will continue to defend itself vigorously against these claims. The timing of completion of such civil claims (pending or threatening) and their outcome are uncertain and could be material. Danske Bank has been procedurally notified in two claims filed against Thomas F. Borgen. Under Danish law, the purpose of a procedural notification is to make a formal reservation of rights to bring a potential claim against the notified party. The first case was dismissed in the first instance and subsequently appealed by the claimants. The original claim amount for both claims was approximately DKK 3.2 billion but has been reduced to approximately DKK 1.7 billion. An action has been filed in the United States District Court for the Eastern District of New York against Danske Bank and others. The complaint sought unspecified punitive and compensatory damages. On 29 December 2022, the action was dismissed by the court and on 27 January 2023, the complainants filed an appeal of the dismissal. The timing of the completion of the lawsuit and the outcome are uncertain.

Flexinvest Fri

As stated in the Bank's press release of June 24, 2019, the Bank found, in the autumn of 2018, that customers who had invested in its Flexinvest Fri product during a certain period had paid fees that were too high (the "Flexinvest Fri Matter"). This was a result of a number of management decisions to change Flexinvest Fri fees in connection with the implementation of MiFID II in 2017. At the time, interest rates were low, and the expected returns were similarly low. The management decisions caused the fees to be set at too high a level in relation to the expected returns, which made the Flexinvest Fri product unsuitable for some customers. Upon discovery of the Flexinvest Fri Matter, the Bank notified the DFSA and instructed external counsel to conduct a review. The DFSA issued a decision on August 30, 2019, that contained a number of orders. In connection with the decision, the DFSA also filed a criminal complaint against the Bank. All affected customers have been contacted and compensated, and the DFSA considers that all of its orders issued to the Bank in connection with the Flexinvest Fri Matter have been complied with. On November 14, 2019, following the criminal complaint filed by the DFSA on August 30, 2019, the Bank was preliminarily charged by the SCU with violating the Danish Executive Order on Investor Protection. The Bank cooperated fully with the SCU and in November 2020, accepted a fine of DKK 9 million after which the matter was closed.

Market Monitoring

In December 2019, the Bank received several orders from the DFSA regarding deficiencies in its market monitoring function. The DFSA conducted an inspection of the Bank between November 2018 and November 2019. Further, on January 17, 2020, the Bank received a Letter of Consent from the U.S. Cboe Futures Exchange (the "CFE") in relation to a breach of the CFE Rulebook and Rule 616 pertaining to wash trades. The Bank received a fine of USD 30,000. In June 2020, the DFSA filed a criminal complaint against the Bank for violation of the Market Abuse Regulation on account of inadequate market monitoring and market manipulation in respect of self-matching trades, and on June 25, 2021, the Bank was preliminarily charged by the SCU with this alleged violation. On February 6, 2023, the SCU announced that the Public Prosecutor has decided to drop the preliminary charges against the Bank, which means that no criminal proceedings will be raised against the Bank. The reason for the decision is that on December 14, 2022, the Bank pleaded guilty in another case (the Estonia matter) and on that basis the Public Prosecutor considers that the Bank would not be convicted or would only be assessed insignificant fines if the court found the Bank guilty.

GDPR

In April 2022, the Danish Data Protection Agency informed the Bank that it had filed a criminal complaint against the Bank for the violation of the GDPR and has recommended that the Danish prosecution service seek to impose a fine of DKK 10 million on the Bank. In June 2022, the Danish Police raised preliminary criminal charges against the Bank. On January 5, 2024, the Public Prosecutor informed the Bank that it has decided to close the case against the Bank by a waiver of the indictment (withdrawal of the charges), meaning that no fine or other sanctions will be imposed on the Bank, as the large fine in the Estonia matter is deemed to absorb the smaller fine related to this matter. The decision was not changed by the State Attorney, which was a possibility for up to two months after the date of the decision by the Public Prosecutor, and, therefore, the matter is closed

Other

The following are not criminal convictions but mentioned for transparency

Following a notification from Danske Bank to the Central Bank of Ireland (CBI) in 2019 of the omission of certain customers from Danske Bank's automated transaction monitoring system for a period from 2010 to 2019, the CBI commenced an investigation into the matter. Danske Bank has agreed to pay a fine of EUR1,820,000 under the CBI's administrative sanctions procedure. The agreed settlement brings an end to the investigation. Further details in press release dated 15 September 2022 on danskebank.com.

The bank has recently received an administrative fine from the Norwegian FSA concerning breach of MAR and settled the French part of the Estonia related investigations (see also above). None were criminal convictions and the bank has not pleaded guilty to criminal offences. Please refer to the Bank's press releases:

Danske Bank receives administrative fine from the Norwegian Financial Supervisory Authority

Danske Bank reaches resolution with the French authorities regarding the Estonia matter

On 13 August 2020, the Financial Supervisory Authority of Norway decided that the Bank's Norwegian branch is required to identify and implement enhanced customer due diligence (including enhanced ongoing customer due diligence) in respect of all customers who are politically exposed persons and close family members and known employees of politically exposed persons. The deadline for implementing the reprimand wad 15 September 2020. The reprimand was not implemented by this deadline and a coercive fine was imposed on the branch of NOK 10,000 per working day from 15 September 2020. On 30 November 2022, the Financial Supervisory Authority of Norway increased the coercive fine to NOK 50,000 per working day, effective as of 7 November 2022. The Financial Supervisory Authority of Norway has since decided that the reprimand is regarded as being satisfactorily fulfilled, meaning the coercive fine ceases effective as of 13 March 2023. The total fine is calculated as being NOK 10,130,000.
Civil proceedings (securities laws) in the last five years:
Owing to its business volume, Danske Bank is continually a party to various lawsuits and disputes, and has an ongoing dialogue with public authorities, such as the Danish FSA. In general, Danske Bank does not expect the outcomes of any of these other pending lawsuits and disputes, or its dialogue with public authorities to have any material effect on its financial position.

Estonia matter

In December 2022, Danske Bank entered into final coordinated resolutions with the US Department of Justice (DoJ), the US Securities and Exchange Commission (SEC) and the Danish Special Crime Unit (SCU) following the investigations into failings and misconduct related to the non-resident portfolio at Danske Bank's former Estonia branch. The aggregate amounts payable to the US and Danish authorities were paid in January 2023.

The coordinated resolutions marked the end of the criminal and regulatory investigations into Danske Bank by the authorities in Denmark and the United States. As part of the Bank's agreement with DoJ, Danske Bank was placed on corporate probation for three years from 13 December 2022 until 13 December 2025 and Danske Bank committed to continue improving its compliance programs. Danske Bank has taken extensive remediation action to address those failings to prevent any similar occurrences, and the Bank remains in contact with DoJ as a matter of post-resolution obligations set forth in the agreement with DoJ.

The Bank has been subject to a criminal investigation by authorities in France. The Bank has cooperated with the French authorities and has reached a resolution with the French National Financial Prosecutor to settle this investigation by agreeing to pay EUR 6.33 million. As previously communicated, the coordinated resolutions reached with the US and Danish authorities in December 2022 did not include the French investigation. The resolution marks the end of the French investigation of Danske Bank. Danske Bank had posted bail in the amount of DKK 80 million in connection with the French investigation, and the financial impact of this resolution was previously provisioned for.

The civil claims filed against Danske Bank by institutional investors can be summarised to six case complexes with a current total claim amount of approximately DKK 12.8 billion. One of the case complexes has partly been referred to the Eastern High Court, while the remaining case complexes are stayed or pending before the Copenhagen City Court. The civil claims were not included in the coordinated resolutions with DoJ, SEC, and SCU. Danske Bank will continue to defend itself vigorously against these claims. The timing of completion of such civil claims (pending or threatening) and their outcome are uncertain and could be material. Danske Bank has been procedurally notified in two claims filed against Thomas F. Borgen. Under Danish law, the purpose of a procedural notification is to make a formal reservation of rights to bring a potential claim against the notified party. The first case was dismissed in the first instance and subsequently appealed by the claimants. The original claim amount for both claims was approximately DKK 3.2 billion but has been reduced to approximately DKK 1.7 billion. An action has been filed in the United States District Court for the Eastern District of New York against Danske Bank and others. The complaint sought unspecified punitive and compensatory damages. On 29 December 2022, the action was dismissed by the court and on 27 January 2023, the complainants filed an appeal of the dismissal. The timing of the completion of the lawsuit and the outcome are uncertain.
Citizenship: Danke Bank A/S is incorporated and legally domiciled in the Kingdom of Denmark.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Danske Bank A/S discloses buying 350.000 shares in ISIN US25382T3095 Digital Ally Inc (US) and having 350.017 holdings. This equals 6,05% of total number of shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Danke Bank intends to review its investment in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results referenced in this Item 4.

The Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Digital Ally reported, that 5.780.000 shares were outstanding according to Bloomberg 15/05/2025.
Danke Bank does owns 6,05% of the shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Danke Bank does owns 350.017 shares in Digital Ally Inc.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3, Danke Bank, and to the best of Danke Bank's knowledge, none of the other persons named in response to Item 2 have effected any transactions in Common Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 15-05-2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Signatures
- Danske Bank A/S: /s/ Ugnius Skadauskas, Senior Service Delivery Specialist (05/15/2025)